UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2012

COMMISSION FILE NO. 1 — 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

On April 17, 2012, Luxottica Group S.p.A. (the “Company”) and its subsidiary, Luxottica U.S. Holdings Corp. (collectively, the “Borrowers”), entered into a multicurrency (Euro/U.S. dollars) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars). Amounts borrowed may be repaid and re-borrowed with all outstanding balances maturing on April 10, 2017.  The Borrowers can select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar-denominated loans based on the corresponding LIBOR rate and a premium of 0.35% per annum, both plus a margin between 1.30% and 2.25% based on the “Consolidated Net Debt to Consolidated EBITDA” ratio as defined in the agreement.  In connection with the agreement, the Company cancelled Tranche C of its Euro 1,130,000,000 and $325,000,000 Facilities Agreement dated June 3, 2004, as amended, effective April 27, 2012.

EXHIBIT INDEX

Exhibit Number	Exhibit
4.36

Multicurrency Revolving Facility Agreement, dated April 17, 2012, by and among Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp., as Borrowers, Banco Santander S.A., Banc of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank — Milan Branch, The Royal Bank of Scotland plc and Unicredit S.p.A., as Mandated Lead Arrangers and Bookrunners, Unicredit Bank AG, Milan Branch, as Agent, and Citigroup Global Markets Limited, as Documentation Agent.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Dated: April 25, 2012	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER